# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
## 13 May 2016

# ORDER GRANTING CONFIDENTIAL TREATMENT
# UNDER THE SECURITIES EXCHANGE ACT OF 1934

**Gilead Sciences, Inc.**

**File No. 0-19731 -- CF# 33633**

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Gilead Sciences, Inc. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on May 9, 2011.

Based on representations by Gilead Sciences, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

| | |
|---|---|
| Exhibit 2.4 | through March 31, 2021 |
| Exhibit 2.5 | through March 31, 2021 |

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary